02012988

ORIGINAL
0-21491

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
JAN 28 2002
1086

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
FEB 05 2002
THOMSON
FINANCIAL

For the transition period from ______________ to ______________.

Commission file number 0-21491

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fairfield Savings Bank Profit Sharing & Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Big Foot Financial Corp.
1190 RFD
Long Grove, Illinois 60047-7304

CRGIt

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FAIRFIELD SAVINGS BANK PROFIT SHARING & SAVINGS PLAN

BY: THE PROFIT SHARING & SAVINGS PLAN COMMITTEE

DATE January 25, 2002

George M. Briody, Member

DATE January 25, 2002

F. Gregory Opelka, Member

DATE January 25, 2002

Timothy L. McCue, Member

SCHEDULE I (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2000
This Form is Open to Public Inspection.

For calendar year 2000 or fiscal plan year beginning 08/01/2000 and ending 07/31/2001

A Name of plan
FAIRFIELD SAVINGS BANK PROFIT SHARING AND SAVINGS PLAN

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
FAIRFIELD SAVINGS BANK

D Employer Identification Number
36-1056752

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

		(a) Beginning of Year	(b) End of Year
1 Plan Assets and Liabilities:			
a Total plan assets	1a	5,404,688	5,164,729
b Total plan liabilities	1b		
c Net plan assets (subtract line 1b from line 1a)	1c	5,404,688	5,164,729

		(a) Amount	(b) Total
2 Income, Expenses, and Transfers for this Plan Year:			
a Contributions received or receivable			
(1) Employers	2a(1)	17979	
(2) Participants	2a(2)	99772	
(3) Others (including rollovers)	2a(3)		
b Noncash contributions	2b		
c Other income	2c	365586	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		483337
e Benefits paid (including direct rollovers)	2e	714038	
f Corrective distributions (see instructions)	2f		
g Certain deemed distributions of participant loans (see instructions)	2g	8527	
h Other expenses	2h	731	
i Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		723296
j Net income (loss) (subtract line 2i from line 2d)	2j		-239959
k Transfers to (from) the plan (see instructions)	2k		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	

2 G

			Yes	No	Amount
3c	Real estate (other than employer real property)	**3c**		X	
d	Employer securities	**3d**		X	
e	Participant loans	**3e**	X		117167
f	Loans (other than to participants)	**3f**		X	
g	Tangible personal property	**3g**		X	

Part II Transactions During Plan Year

			Yes	No	Amount
4	During the plan year:				
a	Did the employer fail to transmit to the plan any participant contributions within the maximum time period described in 29 CFR 2510.3-102? (See instructions)	**4a**		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	**4b**		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	**4c**		X	
d	Did the plan engage in any nonexempt transaction with any party-in-interest?	**4d**		X	
e	Was the plan covered by a fidelity bond?	**4e**	X		1,650,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	**4f**		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	**4g**		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	**4h**		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	**4i**		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	**4j**		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount** ______

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	**5b(2)** EIN(s)	**5b(3)** PN(s)

2 H